UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Delta Natural Gas Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

247748-10-6

(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 247748-10-6	PAGE 2 OF 6

1. NAME OF REPORTING PERSON

 Anita G. Zucker

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS

00, PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

               431,643

8. SHARED VOTING POWER

              0

9. SOLE DISPOSITIVE POWER

              431,643

10.        SHARED DISPOSITIVE POWER

             0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,643

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions ) [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%

14. TYPE OF REPORTING PERSON (See Instructions) IN

                                                                     PAGE 3 OF 6

Item 1.     Security and Issuer

     Common  stock,  no par value,  of Delta  Natural Gas  Company,  Inc.,  3617 Lexington Road, Winchester, Kentucky 40391 (the "Issuer").

Item 2.     Identity and Background

     Anita G.  Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable  Trust dated March 20, 2007.  Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.  Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     The shares of common stock as to which this filing  relates were  purchased by Mrs. Zucker individually or the Trust using her or its funds,  respectively.  The  total amount paid by Mrs. Zucker was $290,728  and by the Trust was $5,922,387.

Item 4.     Purpose of Transaction

     Mrs. Zucker and the Trust acquired the shares for investment purposes.  They will continue to review the performance of and prospects for this investment and their investment alternatives.  As part of the ongoing review of their investments in the shares, they may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the  open market or in privately negotiated transactions.  They may also explore other alternatives with respect to their investments in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of  directors or management of the Issuer, or changes in the Issuer's business or corporate  structure.  Although the foregoing reflects activities presently contemplated by them with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that they will take any of the actions referred to above.

Except as set forth in the preceding  paragraph, as of the date hereof, they do not have any plan or proposal that relates to or would result in:

(a)      The  acquisition by any person of additional  securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger,  reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer's business or corporate structure;

(g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing  a class of securities of the  Issuer to be delisted from a national  securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, they reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker and the Trust own, in the aggregate,  431,643 shares,  or 6.1%, of the Issuer's  common stock.  Mrs.  Zucker,  individually or as Trustee of the Trust, has sole voting,  investment and dispositive  power with respect to those shares.

     The  following  table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this  statement by Mrs. Zucker and the Trust.  The transactions listed were all sales by the Trust.  Mrs. Zucker had no individual transactions for the period.  All of the transactions were effected through brokers.

Date	Number of Shares	Price per Share

5/11/2016	200	27.2294
5/10/2016	5,130	27.4819
5/9/2016	4,027	25.2197
5/4/2016	5,000	25.4953
4/29/2016	4,437	25.2195
4/27/2016	379	25.2194
4/26/2016	4,082	24.9807
4/25/2016	1,101	24.9695
4/18/2016	1	24.9600
4/15/2016	4,093	24.7195
4/12/2016	307	24.7194
4/11/2016	4,192	24.5052
4/8/2016	1,302	24.4695
4/7/2016	4,021	23.9827
4/6/2016	1,671	23.7941
4/5/2016	3,669	23.4946
4/4/2016	745	23.4796
3/31/2016	3,019	22.9695
3/30/2016	1,981	22.9695
3/29/2016	5,000	22.9695

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                                                     PAGE 6 OF 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2016

                                               s/Anita G. Zucker
                                               --------------------------------------------------
                                               Anita G. Zucker, individually and as Trustee
                                               for The Article 6 Marital Trust